Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

Date: August 5, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following are excerpts from a transcript of Cimarex’s Quarterly Earnings Call held on August 5, 2021.

Corporate Participants

Megan P. Hays
Vice President – Investor Relations, Cimarex Energy Co.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

G. Mark Burford
CFO & Senior Vice President, Cimarex Energy Co.

Blake A. Sirgo
Vice President-Operations, Cimarex Energy Co.

John A. Lambuth
Executive Vice President-Exploration, Cimarex Energy Co.

Other Participants

Arun Jayaram
Analyst, JP Morgan Securities LLC

John H. Abbott
Analyst, BofA Securities, Inc.

Neal Dingmann
Analyst, Truist Securities, Inc.

Management Discussion Section

[. . .]

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

[. . . ]

With strong operational momentum, favorable commodity prices and outstanding organizational performance, Cimarex is in terrific shape as we look to build for the future. On that note, I'd now like to make a few comments about our recently announced combination with Cabot. In bringing together Cabot's position in the Marcellus Shale and Cimarex's acreage in the Permian and Anadarko basins, the combined business will have a strong and differentiated foundation, creating a premier energy company that is focused on delivering leading returns of capital to shareholders through the cycles.

The benefits to this combined business are clear. I'd like to reiterate a few of these on today's call. First and foremost, the combined business is expected to be able to return substantially more capital to shareholders as compared to Cimarex standalone. Combined at mid-cycle pricing, we expect to deliver $4.7 billion of cumulative free cash flow between 2022 and 2024. Generating strong free cash flow against macro complexities enables us to target returning more than 50% of quarterly free cash flow with a capacity and confidence to distribute more than 30% of cash flow from operations at higher commodity price levels.

We believe this approach to shareholder distributions is industry leading and understand several of our peers have begun adopting similar strategies. This best-in-class capital return profile is driven in part by a high quality portfolio with premier multi-basin exposure. As I've said before, Cimarex has benefited from exposure to oil, gas and natural gas liquids. This remains a core competitive advantage that moderates the impact of price swings of any single commodity. And our combination with Cabot and their strong PDP base enhances our resilience to commodity price swings. Importantly, the combined company will benefit from a strengthened financial profile. Together, we expect a lower cost of capital due to increased scale, increased liquidity and a strong balance sheet with less than 1 times net debt to EBITDAX.

From a cultural perspective. We're also aligned in our strong commitment to environmental stewardship sustainability and strong corporate governance and look forward to bringing our talented teams together. To that end, dedicated teams from Cimarex and Cabot have been working diligently; and with our preliminary S4 filed, the expiration of the HSR waiting period and integration planning underway, we are making important progress towards completing the merger in the fourth quarter of 2021.

We look forward to completing the transaction and delivering on the value creating potential of the combination. I am incredibly proud of the entire Cimarex team, and I am confident in our path forward as we continue to deliver strong financial and operational performance while focusing on bringing our business together with Cabot.

And while I'm speaking about my pride in Cimarex team, I hope that you have not missed that we have posted this morning our updated environmental safety and health data on our website, including a very detailed fact-filled report of our emissions and safety data. We have made tremendous progress over the past few years as our emissions footprint has become a top engineering priority at Cimarex.

This has driven substantial and meaningful reductions and it will continue to do so in the future as our organization from the field to my office is highly focused on this. We will bring this focus together with Cabot's shared commitment on these principles to our new company and continue to make solid environmental progress.

With that, I'll handle the call over to Mark.

[. . . ]

Question and Answer Section

Arun Jayaram
JP Morgan Securities LLC, Q

Great. My follow-up, Tom, I've gotten this excellent question from quite a few buy-siders, so I want to ask you about this, is to ask about the people side of the Cabot merger. And we all know that your technical team has been one of the core advantages of the company. And I know you touched about integration planning, but could you talk a little bit about the Cimarex employee reaction to the merger? And perhaps your confidence in retaining your core technical talent as it appears you're going to combine the corporate headquarters in Denver to Houston.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co., A

Arun, thank you for that question because I think those of you that know me would know that retaining our core operational capabilities, the heart, mind and souls that are the absolute engine that drives Cimarex is forefront in our mind which is one of the reasons why our combination with Cabot appeal to both Dan and me. We're very different companies but we're very similar in many respects.

I think you're going to see the overwhelming majority of Cimarex's talent at the new company. Our staff is excited about it. I think our people are ready and willing to take on a new challenge. And we're ready to get after it. But I want to just finish by saying I did have an opportunity to go to Pittsburgh two or three weeks ago. And there was my first opportunity to talk to the people there. And we also did a field visit.

And I was just wholly impressed with the people, the quality of the operation and I came back more fired up than I'd ever been about the absolute caliber of these two companies. This was going to be – we are committed to make this the top performing company in our sector with the absolute best operational talent in our space.

Arun Jayaram
JP Morgan Securities LLC, Q

Great. Tom, no state income tax in the great state of Texas. It's also a good thing to think about. Talk soon.

Thanks. Thanks, Tom.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co., A

Thanks, Arun.

Operator: Our next question come from Doug Leggate with Bank of America. Please go ahead.

John H. Abbott
Analyst, BofA Securities, Inc., Q

Yes. This is John Abbott for Doug Leggate that will maybe on here for the follow-up call question. Just for our first question here. Tom, you laid out some pretty good commentary on here on the merger. Could you just sort of discuss what the hedging strategy will be for the company the hedging strategy will be for the company on a combined basis going forward?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co., A

Well, John, that's a very topical issue with us. We've been discussing that, and I'll say, first, we'll need to sit down as a new company and talk through that. But I'll just tell you how we think about it. We think about hedging as insurance and it's kind of a question of what it is you want to insure. I think classically at Cimarex, we wanted to insure our capital program which historically prior to the Shale 3.0 era was a very high percentage of our cash flow.

And as we look ahead, I think that we'll look at a hedge program as built to insure our capital program but also our – certainly our ordinary dividend which is increasing. So although – obviously, we need to get the NewCo team together and have this debate. I don't think you're going to find any serious disagreement. And I would expect, and this is – we haven't had that debate yet, but I would expect that there'll be a pretty strong voice that we might hedge a little less going forward than we have currently. And our current hedging program is a programmatic 50% of our volumes. But you know we'll debate that long and hard, and I never want to get caught up in short-term optimism when we discuss long-term capital planning. And it's really easy to do.

John H. Abbott
Analyst, BofA Securities, Inc., Q

Appreciate it. And for our follow-up question, it's related to the S4 that had been put out. Just looking at it, it looks like COG ran a full process regards the merger for shareholders. Could you discuss the process that you ran for shareholders?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co., A

Yeah. I don't – I didn't get that from my reading of the S4, John, but I'll just describe what we did. As is I think fairly clearly laid out in the S4, we had multiple conversations with multiple counterparties over the year to leading up to our merger announcement. And I don't want to represent that those were casual conversations. We have a very sophisticated set of tools here with our financial planning and our asset evaluation teams so we can look at a counterparty in great detail with public information. We know their assets. The publicly released financials are usually pretty solid. And we can do a fairly detailed projection of drilling upside and asset potential based on our understanding of the lay of the land. And our understanding is, I would say second to none with our tactical team.

So although in the S4 we represented that we'd only entered into one other confidentiality agreement, we did very detailed pro forma analysis on many potential counterparties. And when we looked at Cabot plus Cimarex it was just a wow, that we firmly believe that the combination of these two companies allowed our shareholders a go forward opportunity in a cyclic commodity environment that no other combination offered. So we're – we were excited then, we remain as excited today. In fact, with the recent increase in gas prices, I just feel more strongly than ever that this is a fantastic transaction for our owners.

John H. Abbott
Analyst, BofA Securities, Inc., Q

Thank you, Tom, and thank you for taking our questions.

[. . .]

Operator: This concludes the question-and answer session. I would like to turn the conference back over to Tom Jorden for closing remarks.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, thank you. I want to thank everybody for joining us. We're delighted to report a solid quarter. We'll continue to execute. We'll continue to update you on our integration efforts moving towards a fourth quarter close with our combination with Cabot. And I also want to say I very much look forward to the new organization coming together, performing, delivering everything we've promised and becoming one of, if not the leading independent E&P operator. So thank you very much.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.